Filed by Berry Corporation (bry)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Berry Corporation (bry)

Commission File No.: 001-38606

[The following was distributed to employees of Berry Corporation (bry) and C&J Well Services on September 23, 2025.]

To: All Employees

From: Dani Hunter

CC: Marisol Cortez

Date: September 23, 2025

Subject: Transaction with CRC – Initial Employee FAQs

Dear Berry and C&J Colleagues,

Thank you for your continued dedication during this time. We sincerely appreciate the thoughtful questions that have been raised and want to ensure you have the most up-to-date information that we can provide. To that end, we are sharing this first set of FAQs, informed by the questions we’ve received since last Monday’s announcement.

We recognize that this document will not address every question, but we will continue to provide updates and other information as important decisions are made and significant milestones are reached. This FAQ and future communications will also be available on the Berry Intranet homepage (https://berrypetroleumco.sharepoint.com/sites/BerryIntranet).

On behalf of the Executive Leadership Team, I want to thank you for your trust and patience during this pre-closing period and reiterate our commitment to treating you with respect and communicating with transparency. We remain focused on supporting our employees, recognizing your contributions, and engaging with you to feel informed and valued throughout this time.

If you have any additional questions, please reach out to your manager, Berry’s Vice President of Human Resources Marisol Cortez (mcortez@bry.com), or directly to me (dhunter@bry.com).

Thank you for your continued hard work, dedication and commitment to Berry and our Core Values.

Sincerely,

Dani Hunter

President

Berry Corporation

FORWARD-LOOKING STATEMENTS

Information set forth in this communication, including financial estimates and statements as to the effects of the proposed transaction, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other securities laws. All statements other than historical facts are forward-looking statements, and include statements regarding the benefits of the proposed transaction, future financial position and operating results of Berry Corporation (bry) (“Berry”) and California Resources Corporation (“CRC”), business strategy, projected revenues, earnings, costs, capital expenditures and plans, objectives and intentions of management for the future. Words such as “expect,” “could,” “may,” “anticipate,” “intend,” “plan,” “ability,” “believe,” “seek,” “see,” “will,” “would,” “estimate,” “forecast,” “target,” “guidance,” “outlook,” “opportunity” or “strategy” or similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of the management of Berry and CRC and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, projected in, or implied by, such statements. The expectations and forecasts reflected in these forward-looking statements are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond Berry’s and CRC’s control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause Berry’s and/or CRC’s actual results to be materially different from those described in the forward-looking statements include: (i) transaction costs, (ii) unknown liabilities, (iii) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Berry’s common stock or CRC’s common stock, (iv) the ability to successfully integrate the businesses, (v) the ability to achieve projected synergies or it may take longer than expected to achieve those synergies, (vi) risks related to financial community and rating agency perceptions of each of Berry and CRC or its respective business, operations, financial condition and the industry in which it operates, (vii) risks related to the potential impact of general economic, political and market factors on Berry or CRC or the proposed transaction, (viii) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, (ix) the risk that stockholders of Berry may not approve the proposed transaction, (x) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (xi) effects of the announcement, pendency or completion of the proposed transaction on the ability of Berry and CRC to retain customers and retain and hire key personnel and maintain relationships with their respective suppliers and customers, (xii) the risk that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner, including the risk that all necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (xiii) those expressed in Berry’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in Berry’s Annual Report on Form 10-K and its other SEC filings available at https://ir.bry.com/ and (xiv) those expressed in CRC’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in CRC’s Annual Report on Form 10-K and its other SEC filings available at www.crc.com. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CRC’s registration statement on Form S-4 that will contain a proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Berry or CRC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Berry and CRC each cautions you not to place undue reliance on forward-looking statements contained in this communication, which speak only as of the date hereof, and each of Berry and CRC is under no obligation, and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. This communication may also contain information from third-party sources. This data may involve a number of assumptions and limitations, and each of Berry and CRC has not independently verified them and do not warrant the accuracy or completeness of such third-party information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, CRC will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will include a proxy statement of Berry that also constitutes a prospectus of CRC, and any other documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the holders of common stock of Berry. Investors and stockholders of Berry and CRC are urged to read the proxy statement/prospectus and any other documents filed or to be filed with the SEC in connection with the proposed transaction when they become available, as they will contain important information about Berry, CRC, the proposed transaction and related matters. The registration statement and proxy statement/prospectus and other documents filed by Berry or CRC with the SEC, when filed, will be available free of charge at the SEC’s website at https://www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by Berry, including the proxy statement/prospectus, on Berry’s website at https://ir.bry.com/reports-resources, and may obtain free copies of documents that are filed or will be filed with the SEC by CRC, including the registration statement and the proxy statement/prospectus, on CRC’s website at https://www.crc.com/investor-relations. The information included on, or accessible through, Berry’s or CRC’s website is not incorporated by reference into this communication.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

Berry and its directors and certain of Berry’s executive officers and other employees, and CRC and certain of its directors, executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Berry’s stockholders in connection with the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Berry’s directors and executive officers is contained in the “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation – Compensation Discussion and Analysis,” “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” sections of Berry’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 7, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of Berry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025; in Item 5.07 of Berry’s Current Report on Form 8-K filed with the SEC on May 22, 2025; in Berry’s Current Reports on Form 8-K filed with the SEC on January 22, 2025 and October 25, 2024; and under “Leadership” accessed through the “About” link on Berry’s website at https://bry.com/about/management/. Information regarding CRC’s directors and executive officers is contained in the “Board of Directors and Corporate Governance,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Director Compensation,” “Stock Ownership Information,” and “Proposals Requiring Your Vote – Proposal 1: Election of Directors” sections of CRC’s definitive proxy statement for CRC’s 2025 Annual Meeting of Stockholders, filed with the SEC on March 19, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of CRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025; in Item 5.07 of CRC’s Current Report on Form 8-K filed with the SEC on May 6, 2025; in CRC’s Current Reports on Form 8-K filed with the SEC on June 23, 2025 and November 25, 2024; and under “Our Team” accessed through the “Our Business” link on CRC’s website at https://www.crc.com/our-business/our-team. Additional information regarding ownership of Berry’s securities by its directors and executive officers and of CRC’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3, 4 or 5, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001705873 and https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001609253, respectively. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

[The following document was included as an attachment to the foregoing email.]

1.	What was announced? What is the expected timeline?

Berry has entered into an agreement to combine with California Resources Corporation, a fellow publicly traded (NYSE: CRC), California-focused oil and gas company, in an all-stock merger transaction in which each outstanding share of Berry’s common stock will be exchanged for 0.0718 shares of CRC common stock. Importantly, Berry’s operating companies, including Berry Petroleum, the Macpherson companies and C&J Well Services, will continue to exist and operate post-closing. The transaction is expected to close in the first quarter of 2026.

2.	Will my role and/or responsibilities be changing?

Until the transaction closes, it is business as usual at both Berry and CRC. We will continue to operate as independent businesses, including maintaining accountability to meet our 2025 operational and financial goals.

This includes our C&J Well Services business, which will continue to provide services to CRC and other third-party customers as an independent vendor, in addition to Berry.

During this pre-closing time (unless and until notified otherwise), Berry and C&J employees will continue to perform their duties with the direction and support of their current manager; day-to-day responsibilities, reporting lines and workflows will continue as usual, guided by existing leadership and practices.

In the coming weeks and months, we will work closely with CRC to plan how to best bring our organizations together post-closing, thoughtfully combining our resources, optimizing our collective strengths and building the best path forward as one. We will communicate integration-related decisions as we can throughout the process.

3.	Will there be any changes in operations?

Until the transaction closes, it is business as usual at Berry and CRC. Berry and CRC will continue to operate as independent, competing businesses, including maintaining accountability to meet our 2025 operational and financial goals.

This includes our C&J Well Services business, which will continue to provide services to CRC and other third-party customers as an independent vendor, in addition to Berry.

The Berry operating companies, including Berry Petroleum, the Macpherson companies and C&J Well Services, will continue to exist and operate their respective assets post-closing.

4.	What are the benefits of the transaction? What does it mean for employees?

Following the closing, this transaction will bring together two organizations with highly complementary footprints to create a larger, stronger, more resilient platform for our future. In combining with CRC, we will join an organization that shares similar values and our belief in the importance of taking care of our people and communities, supporting our teams, operating in compliance with high HSE standards, and driving long-term operational and financial success.

CRC has made clear that they see value across all areas of our business and our teams – both inside and outside of California – and joining them provides us with valuable resources, enhanced scale and financial strength. Employees of the combined organization will benefit from being part of a larger, stronger organization that can offer greater opportunities for development and growth, among other benefits.

During the pre-closing period, however, employees will see no changes in their day-to-day duties and responsibilities due to the pending transaction.

5.	What is the integration plan? What are the next steps?

The transaction is expected to close during the first quarter of 2026. Between now and then, we will be forming an integration planning team with representatives from both CRC and Berry. The integration planning team and the leadership of both companies are thoughtfully planning for the transition process to ensure the successful integration of our two companies following the closing of the transaction. We will communicate integration-related decisions as we can throughout the process.

6.	What will the staffing process look like for a post-closing position with CRC?

The combined company will be comprised of talent from both CRC and Berry post-closing. CRC has made it clear that they see value in all areas of our organization and share our belief in taking care of our people and supporting our teams.

In the coming weeks and months, we will work together closely with CRC to plan how to best bring our individual organizations together post-closing, thoughtfully combining our strengths and building the best path forward as one team.

We will continue to be open and transparent and share additional details as we can throughout this process.

7.	Is CRC willing to commit to maintaining current salary / wages and annual bonuses?

Your current compensation remains unchanged and will not be impacted by the pending transaction prior to closing. During this pre-closing period, we remain business as usual, and we’ll continue to carefully evaluate the needs of our workforce to ensure they are supported and rewarded for their performance and contributions.

For a period of 12 months following closing, CRC has agreed to provide Berry employees that continue to work for the combined company post-closing with an annualized base salary / hourly wage rate and a target annual cash bonus (STIP) opportunity that in the aggregate is no less favorable than what is provided to such employees immediately prior to the closing. Exempt Berry employees who participate in Berry’s long-term incentive program will also be eligible to participate in CRC’s long-term incentive program.

8.	How will the combination impact my employee benefits, such as healthcare and retirement plans?

Although no decisions will be made until the transaction closes, it’s likely Berry employees will roll onto CRC’s benefits program. In any case, during the 12-month period following closing, CRC has committed to provide Berry employees with benefits that are substantially similar in the aggregate to those provided by Berry or to similarly situated CRC employees.

Right now, however, it’s business as usual and there are currently no changes to employee benefits or compensation as a result of the pending transaction.

We expect to form an integration planning team with members of both companies who will work to address many of the most important questions such as benefits and compensation once the transaction closes.

9.	What severance protections are available for Berry employees?

CRC shares Berry’s commitment to treating employees with fairness and respect. Following close, any Berry employee displaced will be eligible to receive benefits under CRC’s severance plan, which provides for a minimum of three to a maximum of twelve months of notice and severance pay based on years of service (with seniority honored to your original hire date at Berry, Mcpherson or C&J, as applicable), and continued medical coverage during the notice and severance pay period.

Berry employees who continue with the combined company post-closing and are terminated without cause during 2026 will, subject to the execution and non-revocation of a release of claims, also be eligible to receive a prorated portion of CRC’s 2026 annual cash bonus, with proration from January 1, 2026 through the termination date, and payout based on target performance during the pre-closing period of 2026 and on actual performance during the post-closing period.

Additionally, in accordance with their existing terms and conditions, Berry employees who are terminated without cause during the 12-month period following the transaction close will also be eligible to receive full vesting of their outstanding 2024 LTI and 2025 LTI Awards (which, as described above, will convert into CRC time-based equity awards that will otherwise continue to vest following close in accordance with their original terms and conditions).

10.	How will Berry’s 2025 STIP / Annual Cash Bonuses be treated in the transaction? When will they be paid?

We currently expect that the transaction will close in the first quarter of 2026. To the extent the 2025 STIP annual cash bonus has not yet been paid in the ordinary course by Berry prior to close, it will be paid out post-closing and the organizational performance component will pay out at the greater of (1) target and (2) actual performance measured through the earlier of the closing date or December 31, 2025. We expect to follow our standard performance review process with respect to the individual performance component. If the transaction closes in 2025, the 2025 STIP will not be prorated. Payment will be made prior to March 15, 2026.

If a Berry employee is terminated without cause post-closing but before the 2025 bonus has been paid, they will still be entitled to receive their annual bonus, subject to the execution and non-revocation of a release of claims.

11.	If closing is anticipated during the first quarter of 2026, will Berry employees be eligible to participate in a 2026 STIP / annual bonus program?

Berry employees that continue with the combined company will participate in CRC’s 2026 STIP.

Any Berry employee that is terminated without cause following closing will, subject to the execution and non-revocation of a release of claims, be eligible to receive a prorated payout of the 2026 STIP, with proration calculated from January 1, 2026 through the employee’s termination date and payout based on (a) target performance during the period from January 1, 2026 through the closing date and (b) actual performance for the remainder of the prorated period.

12.	If I resign before closing, am I eligible for annual cash bonus?

Per Berry’s policy generally, employees who resign or are terminated for cause before the annual cash bonus has been paid (typically February of the year following the performance year) forfeit eligibility for payout. This also applies to employees who are terminated without cause prior to year-end; however, if a bonus eligible employee is terminated without cause after December 31, 2025 but before the 2025 bonus has been paid, they will be entitled to receive their annual bonus based on the greater of target and actual performance to be paid at the same time as other employees in the ordinary course, subject to the execution and non-revocation of a release of claims. This continues to apply to all Berry employees pre-closing.

13.	How will outstanding employee LTIP awards be treated in the transaction?

All LTIP Awards granted in 2023 and outstanding as of the closing date will accelerate to vest in full at closing in accordance with their existing terms. The 2023 stock-based awards will be paid out in cash, which means each participant will receive a cash payment equal to the number of shares subject to such 2023 stock-based award multiplied by the 15-day volume-weighted average price of CRC’s stock ending on the second day prior to the close, multiplied by the exchange ratio of 0.0718. Cash-based awards will pay out the unvested amount in full.

With respect to LTIP Awards granted in 2024 and 2025 and outstanding as of the closing date, all of those awards will be assumed by CRC and continue to vest post-closing as CRC awards per the original terms. The number of CRC shares subject to the equity-based awards post-close will be determined based on the exchange ratio. Cash-based awards will continue to vest per their original terms. All other terms of the awards, including vesting schedules, will remain in place.

14.	How will Berry common stock be treated under the transaction (including shares acquired under previously vested/exercised employee equity awards)?

The transaction is structured as an all-stock merger transaction, and each outstanding share of Berry common stock will be exchanged for 0.0718 shares of CRC common stock.

15.	Are there any restrictions on selling my already vested shares or buying new shares in Berry? Can I buy shares in CRC?

Any decision to buy or sell shares in Berry or CRC is governed by federal securities laws, including restrictions on transacting if you are in possession of material, non-public information. Additionally, Berry employees’ ability to buy or sell Berry shares is also governed by Berry’s Insider Trading Policy, which among other things requires pre-approval prior to transacting for certain employees. Please re-familiarize yourself with the policy.

If you have any questions on what is permitted under Berry’s Insider Trading Policy, please contact Berry’s Legal team at legal@bry.com.

16.	Should we still register for benefits in October?

Yes, you should still register for and elect benefits in October as you normally would.

17.	What do I do if I’m asked about the transaction by a vendor, customer or other business partner?

If you typically speak with customers or other parties, talking points will be provided for you.

When speaking with your regular contacts, please do not stray from the approved talking points. Please do not speculate on things that are not yet confirmed and know that it is okay to not have all the answers.

18.	What do I do if I’m asked about the transaction by a member of the media, or an investor / analyst?

Consistent with our policy, if you receive any inquiries from members of the media or investors, please forward them to our Investor Relations department at ir@bry.com.

19.	What if I have additional questions? Who should I reach out to?

If you have any additional questions, please reach out to your manager, Berry’s Vice President of Human Resources Marisol Cortez (mcortez@bry.com) or Berry’s President, Danielle Hunter (dhunter@bry.com).

FORWARD-LOOKING STATEMENTS

Information set forth in this communication, including financial estimates and statements as to the effects of the proposed transaction, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other securities laws. All statements other than historical facts are forward-looking statements, and include statements regarding the benefits of the proposed transaction, future financial position and operating results of Berry Corporation (bry) (“Berry”) and California Resources Corporation

(“CRC”), business strategy, projected revenues, earnings, costs, capital expenditures and plans, objectives and intentions of management for the future. Words such as “expect,” “could,” “may,” “anticipate,” “intend,” “plan,” “ability,” “believe,” “seek,” “see,” “will,” “would,” “estimate,” “forecast,” “target,” “guidance,” “outlook,” “opportunity” or “strategy” or similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of the management of Berry and CRC and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, projected in, or implied by, such statements. The expectations and forecasts reflected in these forward-looking statements are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond Berry’s and CRC’s control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause Berry’s and/or CRC’s actual results to be materially different from those described in the forward-looking statements include: (i) transaction costs, (ii) unknown liabilities, (iii) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Berry’s common stock or CRC’s common stock, (iv) the ability to successfully integrate the businesses, (v) the ability to achieve projected synergies or it may take longer than expected to achieve those synergies, (vi) risks related to financial community and rating agency perceptions of each of Berry and CRC or its respective business, operations, financial condition and the industry in which it operates, (vii) risks related to the potential impact of general economic, political and market factors on Berry or CRC or the proposed transaction, (viii) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, (ix) the risk that stockholders of Berry may not approve the proposed transaction, (x) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (xi) effects of the announcement, pendency or completion of the proposed transaction on the ability of Berry and CRC to retain customers and retain and hire key personnel and maintain relationships with their respective suppliers and customers, (xii) the risk that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner, including the risk that all necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (xiii) those expressed in Berry’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in Berry’s Annual Report on Form 10-K and its other SEC filings available at https://ir.bry.com/ and (xiv) those expressed in CRC’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in CRC’s Annual Report on Form 10-K and its other SEC filings available at www.crc.com. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CRC’s registration statement on Form S-4 that will contain a proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Berry or CRC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Berry and CRC each cautions you not to place undue reliance on forward-looking statements contained in this communication, which speak only as of the date hereof, and each of Berry and CRC is under no obligation, and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. This communication may also contain information from third-party sources. This data may involve a number of assumptions and limitations, and each of Berry and CRC has not independently verified them and do not warrant the accuracy or completeness of such third-party information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, CRC will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will include a proxy statement of Berry that also constitutes a prospectus of CRC, and any other documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the holders of common stock of Berry. Investors and stockholders of Berry and CRC are urged to read the proxy statement/prospectus and any other documents filed or to be filed with the SEC in connection with the proposed transaction when they become available, as they will contain important information about Berry, CRC, the proposed transaction and related matters. The registration statement and proxy statement/prospectus and other documents filed by Berry or CRC with the SEC, when filed, will be available free of charge at the SEC’s website at https://www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by Berry, including the proxy statement/prospectus, on Berry’s website at https://ir.bry.com/reports-resources, and may obtain free copies of documents that are filed or will be filed with the SEC by CRC, including the registration statement and the proxy statement/prospectus, on CRC’s website at https://www.crc.com/investor-relations. The information included on, or accessible through, Berry’s or CRC’s website is not incorporated by reference into this communication.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

Berry and its directors and certain of Berry’s executive officers and other employees, and CRC and certain of its directors, executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Berry’s stockholders in connection with the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. Information regarding Berry’s directors and executive officers is contained in the “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation – Compensation Discussion and Analysis,” “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” sections of Berry’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 7, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of

Berry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025; in Item 5.07 of Berry’s Current Report on Form 8-K filed with the SEC on May 22, 2025; in Berry’s Current Reports on Form 8-K filed with the SEC on January 22, 2025 and October 25, 2024; and under “Leadership” accessed through the “About” link on Berry’s website at https://bry.com/about/management/. Information regarding CRC’s directors and executive officers is contained in the “Board of Directors and Corporate Governance,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Director Compensation,” “Stock Ownership Information,” and “Proposals Requiring Your Vote – Proposal 1: Election of Directors” sections of CRC’s definitive proxy statement for CRC’s 2025 Annual Meeting of Stockholders, filed with the SEC on March 19, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of CRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025; in Item 5.07 of CRC’s Current Report on Form 8-K filed with the SEC on May 6, 2025; in CRC’s Current Reports on Form 8-K filed with the SEC on June 23, 2025 and November 25, 2024; and under “Our Team” accessed through the “Our Business” link on CRC’s website at https://www.crc.com/our-business/our-team. Additional information regarding ownership of Berry’s securities by its directors and executive officers and of CRC’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3, 4 or 5, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001705873 and https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001609253, respectively. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”